UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Invizyne Technologies Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

461874109

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, Fl. 17, New York, New York 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 461874109

1)	NAME OF REPORTING PERSON
James U Bowie
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3)	SEC Use Only
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	597,388
	8)	SHARED VOTING POWER	0
	9)	SOLE DISPOSITIVE POWER	597,388
	10)	SHARED DISPOSITIVE POWER	0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	597,388
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.27%
14)	TYPE OF REPORTING PERSON	IN

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement of Schedule 13D (this “Schedule 13D”) relates is shares of common stock, $0.000001 par value (the “Common Stock”) of Invizyne Technologies Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 750 Royal Oaks Drive, Suite 106, Monrovia, CA 91016.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by James U. Bowie (the “Reporting Person”).

(b) The Reporting Person’s principal business address is c/o 750 Royal Oaks Drive, Suite 106, Monrovia, CA 91016.

(c) The Reporting Person is a member of the Board of Directors of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The securities were acquired by the Reporting Person in exchange for the interests in a predecessor entity and personal efforts in the development of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION.

The securities were initially acquired for investment purposes. The Reporting Person intends to review its investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of its shares of Common Stock (or other securities of the Issuer); (ii) changing its current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of November 18, 2024, the Reporting Person beneficially owned 597,388 shares of the Issuer’s Common Stock, representing approximately 6.27% of the shares of the Issuer’s Common Stock issued and outstanding as of such date. Excludes 6,492 shares of Common Stock subject to options that will vest in the future. The percentage is based on 9,528,797 shares issued and outstanding of the Issuer.

(b) The Reporting Person has the sole power to vote and to dispose of 597,388 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 18, 2024	/s/ James U. Bowie
James U. Bowie